Exhibit 10

GROWN ROGUE INTERNATIONAL INC.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024

Expressed in United States Dollars

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these interim financial statements.

Notes to the Consolidated Financial Statements

Grown Rogue International Inc.

Consolidated Statements of Financial Position

Expressed in United States Dollars

	March 31, 2024	December 31, 2023
	$	$
ASSETS
Current assets
Cash and cash equivalents	9,453,084	6,804,579
Accounts receivable (Note 18)	1,985,253	1,642,990
Biological assets (Note 3)	1,805,576	1,723,342
Inventory (Note 4)	4,883,654	5,021,290
Prepaid expenses and other assets	1,652,639	420,336
Notes receivable	264,333	-
Total current assets	20,044,539	15,612,537
Property and equipment (Note 8)	9,908,337	8,820,897
Notes receivable (Notes 6.2.1, 6.2.2 and 6.2.3)	4,631,227	2,449,122
Warrants asset (Note 13.2)	3,054,229	1,761,382
Intangible assets and goodwill (Note 9)	725,668	725,668
Deferred tax asset (Note 20)	339,545	246,294
TOTAL ASSETS	38,703,545	29,615,900
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,706,864	1,358,962
Current portion of lease liabilities (Note 7)	741,086	925,976
Current portion of long-term debt (Note 10)	838,332	780,358
Business acquisition consideration payable (Note 5)	360,000	360,000
Derivative liability (Notes 11.1 and 11.2)	12,542,215	7,471,519
Income tax payable	1,060,386	873,388
Convertible debentures (Notes 11.1 and 11.2)	2,468,252	-
Total current liabilities	19,717,135	11,770,203
Lease liabilities (Note 7)	1,850,337	1,972,082
Long-term debt (Note 10)	1,778,922	82,346
Convertible debentures (Notes 11.1 and 11.2)	-	2,459,924
TOTAL LIABILITIES	23,346,394	16,284,555
EQUITY
Share capital (Note 12)	28,309,071	24,593,422
Shares issuable (Note 12.5)	1,822,412	-
Contributed surplus (Notes 13 and 14)	8,242,482	8,186,297
Accumulated other comprehensive loss	(110,809)	(108,069)
Accumulated deficit	(24,550,057)	(20,353,629)
Equity attributable to shareholders	13,713,099	12,318,021
Non-controlling interests (Note 23)	1,644,052	1,013,324
TOTAL EQUITY	15,357,151	13,331,345
TOTAL LIABILITIES AND EQUITY	38,703,545	29,615,900

Commitments and contingencies (Note 24)

Subsequent events (Note 25)

Approved on behalf of the Board of Directors:

Signed “J. Obie Strickler”, Director	Signed “Stephen Gledhill”, Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

Grown Rogue International Inc.

Consolidated Statements of Income (Loss)

Expressed in United States Dollars

	Three months ended	Three months ended
	March 31, 2024	April 30, 2023
	$	$
Revenue
Product sales	6,271,304	5,733,497
Service revenue	383,170	271,140
Total revenue	6,654,474	6,004,637
Cost of goods sold
Cost of finished cannabis inventory sold	(2,772,685)	(3,064,557)
Costs of service revenue	(100,069)	(125,424)
Gross profit, excluding fair value items	3,781,720	2,814,656
Realized fair value loss amounts in inventory sold	(927,479)	(637,063)
Unrealized fair value gain amounts on growth of biological assets	403,414	419,874
Gross profit	3,257,655	2,597,467
Expenses
Accretion expense	381,663	199,773
Amortization of property and equipment (Note 8)	255,052	67,820
General and administrative (Note 19)	2,019,324	1,407,521
Share option expense	56,185	95,563
Total expenses	2,712,224	1,770,677
Income from operations	545,431	826,790
Other income and (expense)
Interest expense	(89,687)	(94,063)
Other income (expense)	118,450	169,923
Unrealized gain (loss) on derivative liability	(5,660,040)	(270,712)
Unrealized gain on warrants asset	1,292,848	-
Loss on disposal of property and equipment	(2,177)	-
Total other income (expense), net	(4,340,606)	(194,852)
Gain (loss) from operations before taxes	(3,795,175)	631,938
Income tax (Note 20)	(370,525)	(219,959)
Net income (loss)	(4,165,700)	411,979
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation gain (loss)	(2,740)	(1,888)
Total comprehensive income (loss)	(4,168,440)	410,091
Gain (loss) per share attributable to owners of the parent – basic	(0.02)	0.00
Weighted average shares outstanding – basic	183,184,310	170,832,611
Gain (loss) per share attributable to owners of the parent – diluted	0.01	0.00
Weighted average shares outstanding – diluted	214,046,728	170,832,611
Net income (loss) for the period attributable to:
Non-controlling interest	30,728	(867)
Shareholders	(4,196,428)	412,846
Net income (loss)	(4,165,700)	411,979
Comprehensive income (loss) for the period attributable to:
Non-controlling interest	30,728	(867)
Shareholders	(4,199,168)	410,958
Total comprehensive income (loss)	(4,168,440)	410,091

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity

Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance – December 31, 2023	182,005,886	24,593,422	-	8,186,297	(108,069)	(20,353,629)	1,013,324	13,331,345
Conversion of options to common shares (Note 12.1)	1,515,000	168,183	-	-	-	-	-	168,183
Partial settlement of July Convertible Debentures for common shares (Note 12.2)	1,122,833	546,606	-	-	-	-	-	546,606
Partial settlement of December Convertible Debentures for common shares (Note 12.3)	336,775	165,812	-	-	-	-	-	165,812
Exercise of warrants relating to December Convertible Debentures (Note 12.4)	1,679,124	310,658	-	-	-	-	-	310,658
Exercise of warrants relating to July Convertible Debentures (Note 12.4)	12,226,375	2,524,390	-	-	-	-	-	2,524,390
Shares issuable relating to warrant exercises for December Convertible Debentures (Note 12.5)	-	-	928,788	-	-	-	-	928,788
Shares issuable relating to warrant exercises for July Convertible Debentures (Note 12.5)	-	-	312,055	-	-	-	-	312,055
Shares issuable relating to warrant exercises for August Convertible Debentures (Note 12.5)	-	-	581,569	-	-	-	-	581,569
Acquisition of 43.48% of West New York (Note 23)	-	-	-	-	-	-	600,000	600,000
Stock option vesting expense	-	-	-	56,185	-	-	-	56,185
Currency translation loss	-	-	-	-	(2,740)	-	-	(2,740)
Net loss	-	-	-	-	-	(4,196,428)	30,728	(4,165,700)
Balance – March 31, 2024	198,885,993	28,309,071	1,822,412	8,242,482	(110,809)	(24,550,057)	1,644,052	15,357,151

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance – January 31, 2023	170,832,611	21,894,633	-	6,560,714	(111,035)	(19,531,463)	773,588	9,586,437
Stock option vesting expense	-	-	-	95,563	-	-	-	95,563
Currency translation loss	-	-	-	-	(1,888)	-	-	(1,888)
Net income	-	-	-	-	-	412,846	(867)	411,979
Balance – April 30, 2023	170,832,611	21,894,633	-	6,656,277	(112,923)	(19,118,617)	772,721	10,092,091

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Cash Flow

Expressed in United States Dollars

	Three months ended	Three months ended
	March 31, 2024	April 30, 2023
	$	$
Operating activities
Net income (loss)	(4,165,700)	411,979
Adjustments for non-cash items in net income (loss):
Amortization of property and equipment	255,052	67,820
Amortization of property and equipment included in costs of inventory sold	439,632	484,032
Unrealized fair value gain amounts on growth of biological assets	(403,414)	(419,874)
Realized fair value loss amounts in inventory sold	927,479	637,063
Deferred income taxes	(93,251)	-
Share option expense	56,185	95,563
Accretion expense	381,663	199,773
Loss on disposal of property and equipment	2,177	168,144
Unrealized loss on fair value of derivative liability	5,660,040	270,712
Unrealized gain on warrants asset	(1,292,847)	-
Currency translation loss	(2,740)	(1,891)
	1,764,275	1,745,177
Changes in non-cash working capital (Note 15)	(422,527)	(284,131)
Net cash provided by operating activities	1,341,748	1,461,046

Investing activities
Purchase of property and equipment and intangibles	(297,314)	(428,955)
Cash advances and loans made to other parties	(2,947,998)	-
Net cash used in investing activities	(3,245,312)	(428,955)

Financing activities
Proceeds from convertible debentures	-	2,000,000
Proceeds from warrants exercises	4,657,460	-
Proceeds from options exercises	168,183	-
Proceeds from sale of membership units of subsidiary	600,000	-
Repayment of long-term debt	(284,406)	(420,730)
Repayment of convertible debentures	(141,478)	(15,000)
Payments of lease principal	(447,690)	(487,973)
Net cash provided by (used in) financing activities	4,552,069	(731,322)

Change in cash and cash equivalents	2,648,505	300,769
Cash and cash equivalents, beginning	6,804,579	3,488,046
Cash and cash equivalents, ending	9,453,084	3,788,815

Supplemental cash flow disclosures (Note 16)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

1.	CORPORATE INFORMATION AND DEFINED TERMS

1.1	Corporate Information

These unaudited condensed consolidated financial statements for the three months ended March 31, 2024, include the accounts of Grown Rogue International Inc. and its subsidiaries. The registered office is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1.

Grown Rogue International Inc.’s subsidiaries and ownership thereof are summarized in the table below.

Company	Ownership	Defined Term
Grown Rogue International Inc.	100% owner of GR Unlimited	The “Company”
Grown Rogue Unlimited, LLC	100% by the Company	“GR Unlimited”
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC	“GR Gardens”
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC	“GRU Properties”
GRIP, LLC	100% by Grown Rogue Unlimited, LLC	“GRIP”
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC	“GR Distribution”
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC	“GR Michigan”
Canopy Management, LLC	87% by Grown Rogue Unlimited, LLC	“Canopy”
Golden Harvests LLC	60% by Canopy Management, LLC	“Golden Harvests”
Grown Rogue Retail Ventures, LLC	100% by Grown Rogue Unlimited, LLC	“GR Retail”
Grown Rogue West New York, LLC	43.48% by Grown Rogue Retail Ventures, LLC**	“West NY”

**	The Company, through its subsidiary GR Retail invested $500,000 in the equity of West NY. West NY is a lender to a retail business in New Jersey.

The Company is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

1.2	Defined Terms

Following are certain defined terms used herein:

Term	Defined Term	Reference
General terms:
International Financial Reporting Standards	“IFRS”
International Accounting Standards	“IAS”
International Accounting Standards Board	“IASB”
International Financial Reporting Interpretations Committee	“IFRIC”
United States	“U.S.”
United States dollar	“U.S. dollar”
Fair value less costs to sell	“FVLCTS”
Fair value through profit or loss	“FVTPL”
Fair value through other comprehensive income	“FVOCI”
Other comprehensive income	“OCI”
Solely payments of principal and interest	“SPPI”
Expected credit loss	“ECL”
Cash generating unit	“CGU”
Internal Revenue Code	“IRC”

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

Term	Defined Term	Reference
U.S. Securities and Exchange Commission	“SEC”
Securities Exchange Act of 1934	“1934 Act”
Federal Deposit Insurance Corporation	“FDIC”

Terms related to the Company’s locations:
Outdoor grow property located in Trail, Oregon leased from CEO	“Trail”
Outdoor post-harvest facility located in Medford, Oregon leased from CEO	“Lars”

Terms related to officers and directors of the Company:
President & Chief Executive Officer	“CEO”
Chief Financial Officer	“CFO”
Senior Vice President of GR Unlimited	“SVP”
Chief Operating Officer (position eliminated in December 2021)	“COO”
Michigan General Manager	“GM”

Terms related to transactions with High Street Capital Partners, LLC:
High Street Capital Partners, LLC	“HSCP”	Note 6.1
Agreement of the Company to acquire substantially all of the assets of the growing and retail operations of HSCP	“HSCP Transaction”	Note 6.1
Management Services Agreement with HSCP	“HSCP MSA”	Note 6.1
Secured promissory note payable with a principal sum of $1,250,000	“Secured Promissory Note”	Notes 6.1, 10.1
Principal Payment of $500,000 due to HSCP on May 1, 2023	“First Principal Payment”	Note 10.1

Terms related to Convertible Debentures issued in December 2022:
Convertible debentures with aggregate principal amount of $2,000,000 issued in December 2022	“December Convertible Debentures”	Note 11.1
Purchasers of Convertible Debentures	“Purchasers”	Note 11.1
6,716,499 warrants issued to the Purchasers	“December Warrants”	Note 11.1

Terms related to Convertible Debentures issued in July 2023:
Convertible debentures with aggregate principal amount of $5,000,000 issued in July 2023	“July Convertible Debentures”	Note 11.2
Subscribers of Convertible Debentures	“Subscribers”	Note 11.2
13,737,500 warrants issued to the Subscribers	“July Warrants”	Note 11.2

Terms related to Convertible Debentures issued in August 2023:
Convertible debentures with aggregate principal amount of $1,000,000 issued in August 2023	“August Convertible Debentures”	Note 11.2.1
Subscribers of Convertible Debentures	“Subscribers”	Note 11.2.1
2,816,250 warrants issued to the Subscribers	“August Warrants”	Note 11.2.1

Terms related to December 2021 non-brokered private placement of common shares:
Non-brokered private placement of common shares (“Private Placement”) for total gross proceeds of $1,300,000	“Private Placement”	Note 12.3

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

Term	Defined Term	Reference
Terms related to March 2021 brokered private placement of special warrants:
Agent for March 2021 brokered private placement of special warrants	“Agent”	Note 13.1
March 2021 brokered private placement of special warrants	“Offering”
An aggregate of 1,127,758 broker warrants of the Company	“Broker Warrants”	Note 13.1
Compensation options, resulting from exercise of Broker Warrants	“Compensation Options”	Note 13.1
Warrants for consideration of advisory services issued to the Agent	“Advisory Warrants”	Note 13.1
The Broker Warrants and Advisory Warrants referred to collectively	“Agent Warrants”	Note 13.1
One unit of the Company resulting from exercise of a Compensation Option, comprised of one common share and one common share purchase warrant	“Compensation Unit”	Note 13.1
Warrant resulting from Compensation Option	“Compensation Warrant”	Note 13.1

Terms related to consulting agreement with Goodness Growth
Goodness Growth Holdings, Inc. (CSE: GDNS; OTCQX: GDNSF)	“Goodness Growth”	Note 13.2
The consulting agreement under which the Company provides services to Goodness Growth	“Consulting Agreement”	Note 13.2
Volume weighted average price	“VWAP”	Note 13.2

Terms related to Iron Flag, LLC secured draw down promissory note
Iron Flag, LLC	“Iron Flag”	Note 6.2.1
ABCO Garden State, LLC	“ABCO”	Note 6.2.1
New Jersey Cannabis Regulatory Commission	“CRC”	Note 6.2.1
Secured draw down promissory note	“Iron Flag Promissory Note”	Note 6.2.1

2.	SIGNIFICANT ACCOUNTING POLICIES AND JUDGMENTS AND DEFINED TERMS

2.1	Statement of Compliance

The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations of the IFRIC. These unaudited condensed interim consolidated financials are filed on the system for electronic document analysis and retrieval (SEDAR+).

These unaudited condensed interim financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with our audited consolidated financial statements for the two months ended December 31, 2023.

The Board of Directors authorized the issuance of these unaudited condensed interim consolidated financial statements on May 29, 2024.

The principal accounting policies adopted in the preparation of these unaudited condensed interim consolidated financial statements are set forth below.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

2.2	Basis of Consolidation

The subsidiaries are those companies controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries by way of its ownership and rights pertaining to the subsidiaries. The financial statements of subsidiaries are included in these unaudited condensed interim consolidated financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

2.3	Basis of Measurement

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value, as described herein.

2.4	Change in Fiscal Year End

Effective December 31, 2023, the Company changed its financial year-end to December 31 from October 31. Comparative figures in preparing these condensed consolidated interim financial statements have been reclassified to conform to the current period presentation, and to reflect the results for the three months ended April 30, 2023 in the condensed consolidated interim statements of operations and comprehensive loss, cash flows and changes in equity.

2.5	Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar, and the functional currency of its subsidiaries is the United States dollar. These unaudited condensed interim consolidated financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the consolidated statements of comprehensive income (loss).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income (loss) and reported as currency translation reserve in shareholders’ equity.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

The preparation of these financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, and expenses. Areas that have the most significant effect on the amounts recognized in the financial statements are disclosed in Note 3 of the Company’s consolidated financial statements for the two months ended December 31, 2023. The accounting policies applied in these unaudited condensed interim financial statements are consistent with those used in the Company’s consolidated financial statements for the two months ended December 31, 2023.

2.6	Adoption of New Accounting Pronouncements

Amendments to IAS 1 Presentation of Financial Statements

The amendment to IAS 1 specifies that the classification of current versus non-current liabilities may change (e.g. convertible debt). Prior to this amendment, the classification of liabilities was considered current when there was no unconditional right to defer settlement for at least twelve months after the reporting date. Under the amendment to IAS 1, the IASB removed the requirement for a right to be unconditional and instead requires that a right to defer settlement must exist at the reporting date and have substance. The amendment is effective for annual periods beginning on or after January 1, 2024. The Company adopted the amendments to IAS 1 effective January 1, 2024, which impacts the classification of the Company’s Financial Statements by recording its convertible debt as a current liability in its consolidated statements of financial position dated March 31, 2024.

2.7	New Accounting Pronouncements

IFRS 17 – Insurance Contracts

IFRS 17 Insurance Contracts establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is evaluating the potential impact of this standard on the Company’s consolidated financial statements.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

3.	BIOLOGICAL ASSETS

Biological assets consist of cannabis plants, which reflect measurement at FVLCTS. Changes in the carrying amounts of biological assets for the three months ended March 31, 2024, and the two months ended December 31, 2023, are as follows:

	Three months ended	Two months ended
	March 31, 2024	December 31, 2023
	$	$
Beginning balance	1,723,342	1,566,822
Increase in biological assets due to capitalized costs	1,699,644	1,057,764
Change in FVLCTS due to biological transformation	403,414	686,867
Transferred to inventory upon harvest	(2,020,824)	(1,588,111)
Ending balance	1,805,576	1,723,342

FVLCTS is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post- harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

- Expected costs required to grow the cannabis up to the point of harvest

- Estimated selling price per pound

- Expected yield from the cannabis plants

- Estimated stage of growth – the Company applied a weighted average number of days out of the approximately 62-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Estimated selling price per (pound)	$881	$938	$311,747	$335,193
Estimated stage of growth	48%	55%	$267,431	$285,243
Estimated flower yield per harvest (pound)	3,666	2,972	$267,431	$285,243

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

4.	INVENTORY

The Company’s inventory composition is as follows:

	March 31, 2024	December 31, 2023
	$	$
Raw materials	695,674	503,216
Work in process	3,201,637	3,979,335
Finished goods	986,343	538,739
Ending balance	4,883,654	5,021,290

The cost of inventories, excluding changes in fair value, included as an expense and included in cost of goods sold for the three months ended March 31, 2024, was $2,772,685 (For the three months ended April 30, 2023 - $3,064,557).

5.	BUSINESS COMBINATIONS

5.1	Golden Harvests

On May 1, 2021, the Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. Consideration remaining to be paid at the date of these consolidated financial statements included cash payments of $360,000. During the year ended October 31, 2023, 200,000 common shares issuable since May 1, 2021, with an aggregate fair value of $35,806, were issued.

On December 1, 2021, the Company and the seller of the 60% controlling interest in Golden Harvests agreed to extend the due date of the cash portion of business acquisition consideration payable until December 31, 2024, in exchange for monthly payments at a rate of 18% per annum. The Company may pay all or part of the cash portion of the business acquisition consideration payable prior to December 31, 2024. The following table summarizes the movement in business acquisition consideration payable.

Business acquisition consideration payable	$
Acquisition date fair value	370,537
Payments	(8,000)
Application of prepayments	(4,000)
Accretion	1,463
Balance – March 31, 2024, and December 31, 2023	360,000

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

6.	OTHER INVESTMENTS, PURCHASE DEPOSITS AND NOTES RECEIVABLE

6.1	Investment in Assets Sold by HSCP

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations pursuant to the HSCP Transaction, for an aggregate total of $3,000,000 in consideration, payable in a series of tranches, subject to receipt of all necessary regulatory and other approvals. A payment of $250,000 was to be due at closing and the payment of the remaining purchase price was to depend on the timing of the closing. The Company also executed the HSCP MSA, a management services agreement, pursuant to which the Company agreed to pay $21,500 per month as consideration for services rendered thereunder, until the completion of the HSCP Transaction. In accordance with the MSA, the Company owned all production from the growing assets derived from the growing operations of HSCP, and the Company operated the growing facility of HSCP under the MSA until receipt of the necessary regulatory approvals relating to the acquisition by the Company of HSCP’s growing assets. The Company had no involvement with the retail operations contemplated in the agreement until the HSCP Transaction was completed.

On April 14, 2022, the HSCP Transaction closed with modifications to the original terms: the retail purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed a principal sum of $1,250,000 as a Secured Promissory Note, which was fully paid during the two months ended December 31, 2023.

6.2	Notes Receivable

Transactions related to the Company’s notes receivable for the three months ended March 31, 2024, and the two months ended December 31, 2023, include the following:

	Notes
Movement in notes receivable	6.2.1	6.2.2	6.2.3	Total $
Balance - October 31, 2023	1,178,859	251,667	-	1,430,526
Advances	982,757	-	-	982,757
Accrued interest	30,755	5,083	-	35,838
Balance – December 31, 2023	2,192,372	256,750	-	2,449,122
Advances	1,847,142	-	500,000	2,347,141
Accrued interest	83,380	7,583	8,333	99,297
Balance – March 31, 2024	4,122,894	264,333	508,333	4,895,560
Current portion	-	264,333	-	264,333
Non-current portion	4,122,894	-	508,333	4,631,227

6.2.1	Iron Flag Promissory Note

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO, pending regulatory approval from the CRC. ABCO was granted a conditional cultivation and manufacturing license by the CRC and will receive its annual cultivation license soon. GR Unlimited executed the Iron Flag Promissory Note with ABCO’s affiliate, Iron Flag, to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction and estimated to be completed in the second quarter of 2024.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

Pursuant to the Iron Flag Promissory Note, GR Unlimited shall make the maximum amount available to Iron Flag in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed shall accrue at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full. As of the consolidated statements of financial position dated March 31, 2024, the Company has advanced the full $4M agreed to under the Iron Flag Promissory Note and an additional $1,080,000 has been funded, in which the Company intends to use as proceeds towards the payment of its first option to acquire the equity of ABCO.

As at March 31, 2024, the outstanding balance of the Iron Flag Promissory Note was $4,000,000 (December 31, 2023 - $2,152,859) and the accrued interest was $122,893 (December 31, 2023 - $39,513).

6.2.2	New Jersey Retail Promissory Note

On October 3, 2023, GR Unlimited executed a promissory note and advanced $250,000 to an individual representing the principal amount of the note. Pursuant to the promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 12% per annum provided that, if the extended maturity date of the note is triggered, interest shall accrue on the outstanding balance commencing on the maturity date and ending on the extended maturity date of the promissory note.

As at March 31, 2024, the outstanding balance of the promissory note was $250,000 (December 31, 2023 - $250,000), and the accrued interest was $14,333 (December 31, 2023 - $6,750).

6.2.3	Nile Convertible Note

On January 16, 2024, the Company signed a definitive agreement to invest in the development of an adult- use dispensary in West New York, New Jersey. As part of this agreement, GR Unlimited executed a secured convertible promissory note and advanced $500,000 to Nile of NJ LLC, a New Jersey limited liability company. Pursuant to the secured convertible promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 10%.

As at March 31, 2024, the outstanding balance of the promissory note was $500,000 (December 31, 2023 - nil), and the accrued interest was $8,333 (December 31, 2023 - nil).

7.	LEASES

The following is a continuity schedule of lease liabilities.

	March 31, 2024	December 31, 2023
	$	$
Balance - beginning	2,898,058	2,918,683
Additions	141,055	528,980
Disposals	-	(105,258)
Interest expense on lease liabilities	72,119	58,361
Payments	(519,809)	(502,708)
Balance - ending	2,591,423	2,898,058
Current portion	741,086	925,976
Non-current portion	1,850,337	1,972,082

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

Set out below are undiscounted minimum future lease payments after March 31, 2024:

Total future minimum lease payments ($)
Less than one year	955,191
Between one and five years	2,253,356
Total minimum lease payments	3,208,547
Less amount representing interest	(617,124)
Present value of minimum lease payments	2,591,423

8.	PROPERTY AND EQUIPMENT

	Computer and Office Equipment	Production Equipment and Other	Land	Leasehold Improvements	Right-of- use Assets	Total
		$	$	$	$	$
COST
Balance - October 31, 2023	16,283	974,429	-	8,969,127	6,263,363	16,223,202
Additions	-	14,109	-	226,921	528,980	770,010
Disposals	-	(70,198)	-	(131,646)	(185,826)	(387,670)
Balance - December 31, 2023	16,283	918,340	-	9,064,402	6,606,517	16,605,542
Additions	-	-	1,533,793	141,341	141,055	1,816,189
Disposals	-	-	-	(5,122)	-	(5,122)
Balance – March 31, 2024	16,283	918,340	1,533,793	9,200,621	6,747,572	18,416,609
ACCUMULATED AMORTIZATION
Balance - October 31, 2023	16,283	401,339	-	3,824,967	3,227,347	7,469,936
Amortization for the period	-	26,866	-	197,164	285,392	509,422
Disposals	-	(54,726)	-	(47,038)	(92,949)	(194,713)
Balance - December 31, 2023	16,283	373,479	-	3,975,093	3,419,790	7,784,645
Amortization for the period	-	33,307	-	310,467	382,797	726,571
Disposals	-	-	-	(2,945)	-	(2,945)
Balance – March 31, 2024	16,283	405,010	-	4,282,615	3,804,363	8,508,271
NET BOOK VALUE	-
Balance - December 31, 2023	-	546,637	-	5,089,309	3,186,727	8,820,897
Balance – March 31, 2024	-	513,330	1,533,793	4,918,006	2,943,209	9,908,337

For the three months ended March 31, 2024, amortization capitalized into inventory was $471,519 (December 31, 2023 - $323,007) and expensed amortization was $255,052 (December 31, 2023 - $186,415).

9.	INTANGIBLE ASSETS AND GOODWILL

Indefinite lived intangible assets and goodwill	March 31, 2024	December 31, 2023
	$	$
Balance – beginning	725,668	725,668
Additions – grower licenses	-	-
Balance – ending	725,668	725,668

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

10.	LONG-TERM DEBT

Transactions related to the Company’s long-term debt for the three months ended March 31, 2024, and the months ended December 31, 2023, include the following:

	Note
Movement in long-term debt	10.1	10.2	10.3	10.4	10.5	10.6	10.7	Total $
Balance - October 31, 2023	350,000	375,095	385,762	197,597	80,063	-	-	1,388,517
Interest accretion	-	18,355	15,418	3,811	4,769	-	-	42,353
Debt payments	(350,000)	(4,167)	(4,167)	(125,000)	(84,832)	-	-	(568,166)
Balance – December 31, 2023	-	389,283	397,013	76,408	-		-	862,704
Additions to debt	-	-	-	-	-	1,285,000	645,176	1,930,176
Interest accretion	-	9,592	74,571	5,368	-	19,250	-	108,781
Debt payments	-	(252,084)	(6,250)	-	-	(26,073)	-	(284,407)
Balance – March 31, 2024	-	146,791	465,334	81,776	-	1,278,177	645,176	2,617,254
Current portion	-	146,791	465,334	81,776	-	144,431		838,332
Non-current portion	-	-	-	-	-	1,133,746	645,176	1,778,922

	Note
Undiscounted future payments at:	10.1	10.2	10.3	10.4	10.5	10.6	10.7	Total $
December 31, 2023	-	427,083	428,824	88,298	-	-	-	944,205
March 31, 2024	-	175,000	472,574	88,298	-	1,489,697	-	2,225,569
Current portion	-	175,000	472,574	88,298	-	229,801	-	965,673
Non-current portion	-	-	-	-	-	1,259,896	645,176	1,905,072

10.1	12.5% Note Payable Owed by GR Distribution to HSCP with Original Principal Amount of $1,250,000

On April 14, 2022, the Company purchased indoor growing assets from HSCP (Note 6.1). Purchase consideration included a secured promissory note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022 and $750,000 was due on May 1, 2023, before amendment of the agreement, which is described below. Collateral for the secured promissory note payable is comprised of the assets purchased.

On August 1, 2022, the terms of the Secured Promissory Note between GR Distribution and HSCP, were amended. As amended, the Secured Promissory Note will be fully settled by two principal amounts of $500,000 and $750,000 due on May 1, 2023. Beginning on August 1, 2022, and continuing until repaid in full, the unpaid portion of the First Principal Amount will accrue simple interest at a rate per annum of 12.5%, payable monthly. In the event the Company raises capital, principal payments shall be made as follows. If the capital raise is less than or equal to $2 million, then 25% of the capital raise shall be paid against the First Principal Payment; if the capital raise is greater than $2 million and less than or equal to $3 million, then $250,000 shall be paid against the First Principal Payment; and if the capital raise is greater than $3 million, then $500,000 shall be paid against the First Principal Payment.

On May 1, 2023, the terms of the Secured Promissory Note were amended for a second. Under the second amendment, the Secured Promissory Note will be fully settled in two principal amounts. On May 1, 2023, the $500,000 principal payment plus all accrued but unpaid interest under the first amendment was due and payable. The remaining principal balance of $500,000, which bears no interest, is due and payable as follows: $150,000 due and payable on August 1, 2023; $150,000 due and payable on November 1, 2023; and $200,000 due and payable on December 31, 2023. The balance was fully paid during the two months ended December 31, 2023.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

10.2	10% Note Payable Owed by Golden Harvests with Original Principal Amount of $250,000

On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 5) with a carrying value of $227,056. The note is for a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 14, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 33%. During the three months ended March 31, 2024, and the two months ended December 31, 2023, the Company made principal payments of $6,250 and $4,167 respectively.

10.3	10% Note Payable Owed by GR Distribution with Original Principal Amount of $250,000

On January 27, 2021, debt was issued by GR Distribution with a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%. During the three months ended March 31, 2024, and the two months ended December 31, 2023, the Company made principal payments of $6,250 and $4,167 respectively.

10.4	10% Note Payable Owed by GR Distribution with Original Principal Amount of $125,000

On November 23, 2020, debt was issued by GR Distribution with a principal amount of $125,000, interest paid monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%. During the three months ended March 31, 2024, and the two months ended December 31, 2023, the Company made principal payments of $nil and $125,000 respectively.

10.5	0% Stated Rate Note Payable Owed by Canopy with Original Principal Amount of $600,000 and Royalty Payments to Lenders

On March 20, 2020, debt with a principal amount of $600,000 was received under a secured debt investment of $600,000. It carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests. Once the principal is repaid, each investor receives a monthly royalty of 1% per $100,000 invested of cash receipts for sales by Golden Harvests. The royalty commenced in December 2021, at which time principal was repaid, and is payable monthly a period of two years. The royalty maximum is two times the amount of principal invested, and the royalty minimum is equal to the principal loaned. The Company has the right, but not the obligation, to terminate royalty payments from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the agreement at amortized cost using the effective interest method, at an effective interest rate of approximately 73%. A portion of this debt is due to related parties (Note 17.4). During the two months ended December 31, 2023, the balance was fully paid.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

10.6	Note Payable Owed by GRU Properties, LLC with Original Principal Amount of $1,285,000

On January 12, 2024, debt with a principal amount of $1,285,000 was received, secured by deed of trust of $1,285,000. Interest is paid at the higher of 5% or the London Interbank Offered Rate (‘LIBOR”) for the first twelve months. For the thirteenth month to the twenty-fourth month, interest is paid at the higher of 6% or the LIBOR and for twenty-fifth month to the thirty-sixth month, interest is paid at the higher of 7% or the LIBOR. Interest is paid at the end of the month in arrears and is computed based on a 30-day month and has a maturity date of December 1, 2027. The note is reported at amortized cost using an effective rate of approximately 7.2%. During the three months ended March 31, 2024, the Company made principal payments of $26,073.

10.7	Note Payable Owed by ABCO Gardens State, LLC, with Original Principal Limit Amount of $1,100,000

On March 15, 2024, GR Unlimited guaranteed a note payable owed by ABCO Gardens State, LLC, with an original principal limit amount of $1,100,000. The note allows the Company to borrow any amount which is more than $150,000 but less than the loan limit of $1,100,000. All advances in aggregate should not exceed the loan limit of $1,100,000. Each advance will be subjected to a 1.55% origination fee payable to the lender at the time of the advance, which can be deducted from the advance. Interest is paid at 17.32% per annum and each advance has a maturity date of 3 years after the effective date of the advance. Interest only will be payable on the 15th of the next month following the effective date of the advance and continuing for six months. At any time after the Company has paid twelve months’ worth of interest, the Company may repay the note in full following written notice to the lender. The principal and interest payments for the note payable are to be made by GR Unlimited, in which the principal loan balance has been added to the Iron Flag Promissory Note and is considered an advance issued by GR Unlimited to Iron Flag.

10.8	Accrued Interest Payable

Accrued interest payable on long-term debt at March 31, 2024, was $Nil (December 31, 2023 - $Nil).

11.	CONVERTIBLE DEBENTURES

Transactions relating to the Company’s convertible debentures for the three months ended March 31, 2024, and the two months ended December 31, 2023, include the following:

	Note
Movement in convertible debt	11.1	11.2	Total
Balance – October 31, 2023	$247,316	2,165,446	$2,412,762
Interest accretion	11,672	162,468	174,140
Debt payments	(7,875)	(119,103)	(126,978)
Balance – December 31, 2023	$251,113	$2,208,811	$2,459,924
Debt settlement through conversion of shares (Note 11.1.1)	(37,930)	(85,145)	(123,075)
Interest accretion	18,251	254,630	272,881
Debt payments	(7,615)	(133,863)	(141,478)
Balance – March 31, 2024	$223,819	$2,244,433	$2,468,252
Current portion	$223,819	$2,244,433	$2,468,252
Non-current portion	-	-	-

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

11.1	9% Convertible Debentures with Original Principal Amount of $2,000,000

On December 5, 2022, the Company announced the closing of a non-brokered private placement of the December Convertible Debentures with an aggregate principal amount of $2,000,000. The December Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 36 months from the date of issue. The December Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per common share. Additionally, on closing, the Company issued to the Purchasers of the December Convertible Debentures an aggregate of 6,716,499 warrants, that represents 50% coverage of each Purchaser’s Convertible Debenture investment. The December Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of $0.25 CAD per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days.

During the three months ended March 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the December Warrants, which accelerated the expiry date to 90 days from the date of notice. During the three months ended March 31, 2024, a total of 1,679,124 common share purchase warrants were issued for 1,679,124 common shares (Note 12.4). Subsequent to the consolidated statement of financial position dated March 31, 2024, 5,037,375 purchase warrants were issued for 5,037,375 common shares. See notes 12.5 and 25.1.

11.1.1	Debt Settlement Through Conversion of Shares

During the three months ended March 31, 2024, a Purchaser of the December Convertible Debentures converted an aggregate total of convertible debenture principal of $37,930 at CAD$0.20 per share into 336,775 common shares.

The conversion feature of the December Convertible Debentures gives rise to the derivative liability reported on the consolidated statement of financial position at March 31, 2024. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at March 31, 2024, was estimated to be $661,024 (December 31, 2023 - $439,860) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	4.20%
Expected life	1.67 years
Expected volatility	87.9%

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

11.2	9% Convertible Debentures with Original Principal Amount of $5,000,000

On July 13, 2023, the Company announced the closing of a non-brokered private placement of unsecured the July Convertible Debentures with an aggregate principal amount of $5,000,000. The Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.24 per common share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the Subscribers of the July Convertible Debentures an aggregate of 13,737,500 July Warrants, that represents one-half of one warrant for each CAD$0.24 of Principal amount subscribed. The July Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.28 per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days.

During the three months ended March 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the July Warrants, which accelerated the expiry date to 90 days from the date of notice. During the three months ended March 31, 2024, 12,226,375 common share purchase warrants were issued for 12,226,375 common shares (Note 12.4). Subsequent to the consolidated statement of financial position dated March 31, 2024, 1,722,344 purchase warrants were issued for 1,722,344 common shares. See notes 12.5 and 25.1.

11.2.1	Debt Settlement Through Conversion of Shares

During the three months ended March 31, 2024, a Purchaser of the July Convertible Debentures converted an aggregate total of convertible debenture principal of $85,145 at CAD$0.28 per share into 1,122,833 common shares.

The conversion feature of the July Convertible Debentures gives rise to the derivative liability reported on the consolidated statement of financial position at March 31, 2024. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at March 31, 2024, was estimated to be $9,883,097 (December 31, 2023 - $5,824,496) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.57%
Expected life	3.28 years
Expected volatility	96.58%

11.2.2	9% Convertible Debentures with Original Principal Amount of $1,000,000

On August 17, 2023, the Company announced that it had closed the second and final tranche of a non- brokered private placement of unsecured convertible debentures for gross proceeds of $1,000,000 (the August Convertible Debentures), for a total aggregate principal amount under both tranches of $6,000,000 with the July Convertible Debentures. Additionally, on closing, the Company issued to Subscribers under the second tranche an aggregate of 2,816,250 common share purchase warrants. The terms of the August Convertible Debentures and August Warrants issued as part of this second tranche are the same as those issued in the July Convertible Debentures and July Warrants.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

During the three months ended March 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the August Warrants, which accelerated the expiry date to 90 days from the date of notice. Subsequent to the consolidated statement of financial position dated March 31, 2024, 2,605,031 purchase warrants were issued for 2,605,031 common shares. See notes 12.5 and 25.1.

The conversion feature of the August Convertible Debentures gives rise to the derivative liability reported on the consolidated statement of financial position at March 31, 2024. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at March 31, 2024, was estimated to be $1,998,096 (December 31, 2023 - $1,207,163) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.57%
Expected life	3.38 years
Expected volatility	99%

12.	SHARE CAPITAL AND SHARES ISSUABLE

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the three months ended March 31, 2024, the following share transactions occurred:

12.1	1,515,000 Common Shares Issued for Option Exercise

On March 14, and March 20, 2024, the Company issued 15,000 common shares with an aggregate fair value of $1,665 and 1,500,000 common shares with an aggregate fair value of $166,519 respectively, as holders opted to convert their options.

12.2	1,122,833 Common Shares Issued to Settle December Convertible Debentures

On March 14, 2024, the Company issued 1,122,833 common shares with an aggregate fair value of $546,607, as a holder opted to convert their convertible debentures.

12.3	336,775 Common Shares Issued to Settle Convertible Debentures

On March 20, 2024, the Company issued 336,775 common shares with an aggregate fair value of $165,812, as a holder opted to convert their convertible debentures.

12.4	13,905,499 Common Shares Issued for Warrant Exercise

During March 2024, the Company issued 13,905,499 common shares for total proceeds of $2,835,045.

The Company issued 1,679,124 common shares for total proceeds of $310,658 relating to the December Convertible Debentures which had a warrant strike price of CAD$0.25 per share.

The Company also issued 12,226,375 common shares for total proceeds of $2,524,390 relating to the July Convertible Debentures which had a warrant strike price of CAD$0.28 per share.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

12.5	Shares Issuable for Warrant Exercise

During March 2024, the Company received total proceeds of $1,822,412 for the issuance of 9,364,750 common shares relating to warrant exercises for convertible debentures.

Proceeds of $928,788 were received relating to the warrants for the December Convertible Debentures, $312,055 relating to the warrants for the July Convertible Debentures, and $581,569 relating to the warrants for the August Convertible Debentures for the issuance of 5,037,375, 1,511,125 and 2,816,250 common shares respectively. These shares were issued subsequent to the consolidated statement of financial position dated March 31, 2024.

During the three months ended April 30, 2023, no share transactions occurred.

13.	WARRANTS

The following table summarizes the warrant activities for the three months ended March 31, 2024, and the two months ended December 31, 2023:

	Number	Weighted Average Exercise Price (CAD$)
Balance – October 31, 2022	33,510,696	0.28
Issuance pursuant to the December Convertible Debentures (Note 11.1)	6,716,499	0.25
Issuance pursuant to the July Convertible Debentures (Note 11.2)	13,737,500	0.28
Issuance pursuant to the August Convertible Debentures (Note 11.2.1)	2,816,250	0.28
Issued pursuant to the Consulting Agreement with Goodness Growth (Note 13.2)	8,500,000	0.33
Expiration of warrants pursuant to Feb 2021 subscriptions	(8,200,000)	0.20
Expiration of warrants pursuant to the Offering (Special warrant issue)	(23,162,579)	0.30
Expiration of warrants to terminate purchase agreement	(2,148,117)	0.44
Balance – December 31, 2023	31,770,249	0.29
Conversion to common shares pursuant to the December Convertible Debentures	(6,716,499)	0.25
Conversion to common shares pursuant to the July Convertible Debentures	(13,737,500)	0.28
Conversion to common shares pursuant to the August Convertible Debentures	(2,816,250)	0.28
Balance – March 31, 2024	8,500,000	0.33

As at March 31, 2024, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.33	8,500,000	4.52	October 05, 2028
0.33	8,500,000	4.52

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

13.1	Agent Warrants

On March 5, 2021, as consideration for the services rendered the Agent to the Offering (a brokered private placement of special warrants), the Company issued to the Agent an aggregate of 1,127,758 Broker Warrants of the Company exercisable to acquire 1,127,758 Compensation Options for no additional consideration. As consideration for certain advisory services provided in connection with the Offering, the Company issued to the Agent an aggregate of 113,500 Advisory Warrants exercisable to acquire 113,500 Compensation Options for no additional consideration. The Broker Warrants and Advisory Warrants are collectively referred to as the Agent Warrants.

Each Compensation Option entitled the holder thereof to purchase one Compensation Unit of the Company at the Issue Price of CAD$0.225 for a period of twenty-four (24) months. Each Compensation Unit was comprised of one common share and one Compensation Warrant. Each Compensation Warrant entitled the holder thereof to purchase one common share in the capital of the Company at a price of CAD$0.30 for twenty-four (24) months. The Agent Warrants expired on March 5, 2023.

13.2	Goodness Growth Consulting Agreement

The Consulting Agreement with Goodness Growth was executed as of May 24, 2023, whereby GR Unlimited will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota (Note 2.5.1).

As part of this strategic agreement, Goodness Growth is obligated to issue 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Goodness Growth to the Company, with a strike price equal to CAD$0.317 (US$0.233), being a 25.0 percent premium to the 10-day VWAP of Goodness Growth’s subordinate voting shares prior to the effective date of the Consulting Agreement. Similarly, the Company will issue 8,500,000 warrants to purchase 8,500,000 common shares of the Company to Goodness Growth, with a strike price equal to CAD$0.225 (US$0.166), being a 25.0 percent premium to the 10-day VWAP of the Company’s common shares prior to the effective date of the Consulting Agreement.

The Company first measured and recognized the fair value ($1,232,253) of the warrants using a Black-Scholes option pricing model as of the warrants’ deemed issuance date, which was the effective date of the Consulting Agreement (May 24, 2023). The Company and Goodness Growth issued and exchanged the warrants on October 5, 2023, at which time the carrying value ($1,232,253) of the warrants issued and received was recorded to equity and Warrants Asset, respectively.

The Warrants Asset is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the Warrants Asset at March 31, 2024, was estimated to be $3,054,29 (December 31, 2023 - $1,761,382) using the following assumptions:

Expected (strike) price	0.317
Risk-free interest rate	3.69%
Expected life	4.52 years
Expected volatility	99%

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

14.	STOCK OPTIONS

The following table summarizes the stock option movements for the three months ended March 31, 2024, and the two months ended December 31, 2023:

	Number	Exercise price (CAD$)
Balance – October 31, 2023	11,205,000	0.17
Granted to employees	100,000	0.39
Granted to service providers	500,000	0.39
Expiration of options to employees	(5,000)	0.15
Balance – December 31, 2023	11,800,000	0.18
Options exercised into common shares	(1,515,000)	0.15
Balance – March 31, 2024	10,285,000	0.18

14.1	Stock Options Granted

During the three months ended March 31, 2024, no options were granted to employees and service providers (for the two months ended December 31, 2023 – 600,000).

The fair value of the options granted during the two months ended December 31, 2023, was approximately $112,078 (CAD$148,466), which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	4.56%
Expected life	4.0 years
Expected volatility	86%

The vesting terms of options granted during the two months ended December 31, 2023, are set out in the table below:

Number granted	Vesting terms
100,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
500,000	Monthly over a year
600,000

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

14.2	Stock Options Issued and Outstanding

As at March 31, 2024, the following stock options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,075,000	1,012,500	0.3	July 2024
0.15	200,000	200,000	0.6	November 2024
0.30	1,000,000	1,000,000	1.1	April 2025
0.16	1,150,000	1,150,000	1.2	May 2025
0.15	85,000	85,000	1.6	November 2025
0.15	300,000	300,000	2.1	April 2026
0.15	5,475,000	5,475,000	2.8	January 2027
0.30	400,000	-	3.5	September 2027
0.39	600,000	166,666	3.6	November 2027
0.18	10,285,000	9,389,166	2.2

15.	CHANGES IN NON-CASH WORKING CAPITAL

The changes to the Company’s non-cash working capital for the three months ended March 31, 2024, and the three months ended April 30, 2023, are as follows:

	Three months ended March 31, 2024	Three months ended April 30, 2023
	$	$
Accounts receivable	(342,263)	(501,527)
Interest receivable	(138,060)	-
Inventory and biological assets	(436,776)	160,470
Prepaid expenses	52,317	18,981
Accounts payable and accrued liabilities	255,257	6,830
Income tax payable	186,998	55,024
Unearned revenue	-	(23,909)
Total	(422,527)	(284,131)

16.	SUPPLEMENTAL CASH FLOW DISCLOSURE

	Three months ended March 31, 2024	Three months ended April 30, 2023
	$	$
Interest paid	88,319	86,250
Fair value of common shares issued to settle convertible debentures (Notes 12.2 and 12.3)	712,419	-
Right-of-use assets acquired through leases (Note 7)	141,055	191,059
Note payable to HSCP used to acquire assets (Note 10.1)	-	750,000

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

17.	RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2024, the Company incurred the following related party transactions.

17.1	Transactions with CEO

Through its wholly owned subsidiary, GRU Properties, the Company leases Trail, owned by the Company’s President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $18,000 (Three months ended April 30, 2023 – $18,000) were incurred for three months ended December 31, 2023. The lease liability for Trail at March 31, 2024, was $114,664 (December 31, 2023 - $129,401).

During the year ended October 31, 2021, the Company leased Lars, a facility which is beneficially owned by the CEO, and is located in Medford, Oregon with a term through June 30, 2026. Lease charges for Lars of $49,173 (Three months ended April 30, 2023 - $47,741) were incurred for the three months ended March 31, 2024. The lease liability for Lars at March 31, 2024, was $406,890 (December 31, 2023 - $445,708).

Leases liabilities payable to the CEO were $521,554 in aggregate at March 31, 2024 (December 31, 2023 - $575,109).

During the year ended October 31, 2023, the Company, through GR Unlimited, acquired 87% of the membership units of Canopy from the CEO. All payments necessary for GR Unlimited to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests.

17.2	Transactions with Spouse of CEO

During the three months ended March 31, 2024, the Company incurred expenses of $25,000 (Three months ended April 30, 2023 - $25,000) for salary paid to the spouse of the CEO. At March 31, 2024, accounts and accrued liabilities payable to this individual were $1,923 (December 31, 2023 - $3,846).

17.3	Transactions with Key Management Personnel

Key management personnel consist of the President and CEO; the CFO, the COO, GM and the SVP of the Company. The compensation to key management is presented in the following table:

	Three months ended March 31, 2024	Three months ended April 30, 2023
	$	$
Salaries and consulting fees	213,100	226,500
Stock option expense	4,432	45,844
Total	217,532	272,344

***	SVP’s effective last day was December 31, 2023.

Stock options granted to key management personnel and close family members of key management personnel include the following. During the three months ended March 31, 2024, and the two months ended December 31, 2023, no options were granted to key management personnel.

Compensation to the board of directors during the three months ended March 31, 2024, was $4,500, (Three months ended April 30, 2023 – $4,500).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by the Company’s GM, that is located in Michigan, with a lease term through January 2026. Lease charges of $54,000 (Three months ended April 30, 2023 - $45,000) were incurred during the three months ended March 31, 2024. The lease liability of Morton at March 31, 2024, was $349,038 (December 31, 2023 - $350,668).

Through its subsidiary, Golden Harvests, the Company also leased Morton Annex located in Michigan, which is owned by the Company’s GM. The lease term was extended during the two months ended December 31, 2023, through November 2024. Lease charges of $250,000 (Three months ended April 30, 2023 - $240,000) were incurred during the three months ended March 31, 2024. The lease liability of Morton Annex at March 31, 2024, was $nil (December 31, 2023 - $239,871).

Accounts payable, accrued liabilities, and lease liabilities due to key management at December 31, 2023, totaled $1,405,630 (December 31, 2023 - $1,230,808).

17.4	Debt Balances and Movements with Related Parties

The following table sets out portions of debt pertaining to related parties:

	CEO	SVP	Director	GM	Total
	$	$	$	$	$
Balance – October 31, 2023	6,670	13,345	20,018	360,000	400,033
Interest	399	794	1,190	10,800	13,183
Payments	(7,069)	(14,139)	(21,208)	(10,800)	(53,216)
Balance – December 31, 2023	-	-	-	360,000	360,000
Interest	-	-	-	16,200	16,200
Payments	-	-	-	(16,200)	(16,200)
Balance – March 31, 2024	-	-	-	360,000	360,000

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, SVP, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest (Note 23.1). These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy Management, of which 87% was acquired by the Company in January 2023 (Note 23.2); all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests. Interest payments of $16,200 were made on the business acquisition consideration payable of $360,000 for the three months ended March 31, 2024 ($10,400 for the two months ended December 31, 2023). (Alse see Note 5.1).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

18.	FINANCIAL INSTRUMENTS

18.1	Market Risk (Including Interest Rate Risk, Currency Risk and Other Price Risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

18.1.1	Interest Rate Risk

At March 31, 204, and December 31, 2023, the Company’s exposure to interest rate risk relates to long term debt and finance lease obligations; each of these items bear interest at a fixed rate.

18.1.2	Currency Risk

As at March 31, 2024, the Company had a portion of its accounts payable and accrued liabilities denominated in Canadian dollars which amounted to CAD$194,179 (CAD $155,679 at December 31, 2023). The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

18.1.3	Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk and a change in the price of cannabis. The Company is not exposed to significant other price risk.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

18.2	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the FDIC up to $250,000. At March 31, 2024 and December 31, 2023, the Company had $8,703,084 and $6,054,579 in excess of the FDIC insured limit, respectively.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is assessed on a case-by-case basis and a provision is recorded where required.

The carrying amount of cash, accounts receivable, and notes receivables represent the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	March 31, 2024	December 31, 2023
	$	$
Cash	9,453,084	6,804,579
Accounts receivable	1,985,253	1,642,990
Notes receivable	4,895,560	2,449,122
Total	16,333,897	10,896,691

The allowance for doubtful accounts at March 31, 2024, was $463,390 (December 31, 2023 - $373,393).

As at March 31, 2024, and December 31, 2023, the Company’s trade accounts receivable were aged as follows:

	March 31, 2024	December 31, 2023
	$	$
Current	1,116,167	604,920
1-30 days	590,305	568,445
31 days older	633,820	732,981
Total trade accounts receivable	2,340,292	1,906,346
GST /HST	108,351	110,037
Provision for bad debt	(463,390)	(373,393)
Total accounts receivable	1,985,253	1,642,990

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the three months ended March 31, 2024, there was no major customer that accounted for greater than 10% of revenues (Three months ended April 30, 2023 – one major customer accounted for over 11% of revenues). There was one customer with an accounts receivable balance greater than 10% at March 31, 2024, in which the balance of the customer comprised 15% of the total accounts receivable balance (December 31, 2023 – one major customer comprised 11% of total accounts receivable balance.).

18.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At March 31, 2024, and December 31, 2023, the Company’s working capital accounts were as follows:

	March 31, 2024	December 31, 2023
	$	$
Cash	9,453,084	6,804,579
Current assets excluding cash	10,591,455	8,807,958
Total current assets	20,044,539	15,612,537
Current liabilities	(17,248,883)	(11,770,203)
Working capital	2,795,656	3,842,334

The current liabilities included to derive working capital excludes the current portion of convertible debt which has a maturity greater than one year but is classified as current liabilities based on the newly adopted amendment to IAS 1 effective January 1, 2024.

The contractual maturities of the Company’s liabilities occur over the next five years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	1,706,864	-	-
Lease liabilities	741,086	992,607	857,730
Convertible debentures	-	223,819	2,244,433
Debt	838,332	1,778,922	-
Business acquisition consideration payable	360,000	-	-
Total	3,646,282	2,995,348	3,102,163

18.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, current portions of debt and debentures payable, unearned revenue, and interest payable approximate their fair values because of the short-term nature of these items.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

18.5	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair value for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). The carrying values of the financial instruments at March 31, 2024, are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
		$	$
Financial Assets
Cash	Level 1	9,453,084	-
Accounts receivable	Level 2	1,985,253	-
Warrants asset	Level 2		3,054,229

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	1,706,864	-
Debt	Level 2	2,617,254	-
Convertible debentures	Level 2	2,468,252
Business acquisition consideration payable	Level 2	360,000	-
Derivative liabilities	Level 2		12,542,215

During the three months ended March 31, 2024, there were no transfers of amounts between levels.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

The carrying values of the financial instruments at December 31, 2023, are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
		$	$
Financial Assets
Cash	Level 1	6,804,579	-
Accounts receivable	Level 2	1,642,990	-
Warrants asset	Level 2		1,761,382

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	1,358,962	-
Debt	Level 2	862,704	-
Convertible debentures	Level 2	2,459,924
Business acquisition consideration payable	Level 2	360,000	-
Derivative liabilities	Level 2		7,471,519

During the two months ended December 31, 2023, there were no transfers of amounts between levels.

19.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three months ended March 31, 2024, and the three months ended April 30, 2023, are as follows:

	Three months ended March 31, 2024	Three months ended April 30, 2023
	$	$
Office, banking, travel, and overheads	425,648	456,846
Professional services	167,001	69,882
Salaries and benefits	1,426,675	880,793
Total	2,019,324	1,407,521

20.	INCOME TAXES

As the Company operates in the legal cannabis industry, certain subsidiaries of the Company are subject to the limits of IRC Section 280E for U.S. federal income tax purposes. Under IRC Section 280E, these subsidiaries are generally only allowed to deduct expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss recognized for financial reporting purposes.

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company for Canadian income tax purposes as defined in the Income Tax Act (Canada). As a result, the Company is subject to taxation both in Canada and the United States. The

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

Company is also subject to state income taxation in various state jurisdictions in the United States. The Company’s income tax is accounted for in accordance with IAS 12 Income Taxes.

For the three months ended March 31, 2024 and April 30, 2023, income taxes expense consisted of:

	Three months ended
	March 31, 2024	April 30, 2023
	$	$
Current expense:
Federal	356,005	210,959
State	107,770	9,000
Adjustment to prior years provision versus statutory tax returns	-	-
Total current expense:	463,775	219,959
Deferred expense (benefit):
Federal	(93,060)	-
State	(190)	-
Change in unrecognized deductible temporary differences	-	-
Total deferred (benefit):	(93,250)	-
Total income tax expense:	370,525	219,959

The difference between the income tax expense for the three months ended March 31, 2024, and April 30, 2023, and the expected income taxes based on the statutory tax rate applied to gain (loss) from operations before taxes are as follows:

	Three months ended
	March 31, 2024	April 30, 2023
	$	$
Gain (loss) from operations before taxes	(3,795,177)	420,979
Statutory tax rates	28.94%	27.05%
Expected income tax (recovery)	(1,098,182)	113,886
Change in statutory tax rates and FX rates	(24,037)	-
Nondeductible expenses	1,037,198	43,091
Deferral adjustments	186,272	62,982
Change in unrecognized deductible temporary differences	-	-
Net operating loss	106,870	-
Fiscal year to calendar year adjustment	162,404	-
Adjustment to prior years provision versus statutory tax returns	-	-
Total income tax expense:	370,525	219,959

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

The following tax assets arising from temporary differences and non-capital losses have been recognized in the consolidated financial statements for the three months ended March 31, 2024, and the two months ended December 31, 2023:

	March 31, 2024	December 31, 2023
	$	$
Property, plant and equipment	32,187	8,061
Inventory	344,827	129,573
ROU Leases	(207,586)	(168,327)
Net Operating Loss Carryforward (federal)	170,117	274,831
Net Operating Loss Carryforward (state)	-	2,156
Net deferred tax assets	339,545	246,294

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not taxable until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and temporary differences related to property, plant and equipment and inventory, and have been offset against deferred income tax liabilities. As of March 31, 2024, the Company has estimated Canadian non-capital losses of CAD$9,748,296 and capital losses of CAD$5,168,246. The Canadian non-capital losses are available to be carried forward, to be applied against Grown Rogue International Inc.’s taxable income earned in Canada over the next 20 years and expire between 2030 and 2043. The Canadian capital losses can be carried forward indefinitely. The deferred tax benefit of these Canadian tax losses has not been set up as an asset as it is not probable that sufficient taxable profits will be available for Canadian tax purposes to realize the carryforward of unused tax losses. Additionally, the deferred tax benefit of capitalized transaction costs and startup costs have not been setup as a deferred tax asset since it is not probable that the Company would be able to realize these deductible temporary differences for U.S. tax purposes.

The Company operates in various U.S. state tax jurisdictions and is subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. In accordance with IAS 12, the Company recognizes the benefits of uncertain tax positions in our consolidated financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained. For the three months ended March 31, 2024 and the two months ended December 31, 2023, the Company did not record an accrual for uncertain tax positions.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. There are no positions for which it is reasonably possible that the uncertain tax benefit will significantly increase or decrease within twelve months. The Company files income tax returns in the United States, including various state jurisdictions, and in Canada, which remain open to examination by the respective jurisdictions starting with the 2018 tax year to the present.

U.S. Federal and state tax laws impose restrictions on net operating loss carryforwards in the event of a change in ownership of the Company, as defined by the IRC Section 382. The Company does not believe that a change in ownership, as defined by IRC Section 382, has occurred but a formal study has not been completed.

U.S. Congress passed the Inflation Reduction Act in August 2022. The Company does not anticipate any impact to its income tax provision as a result of the new U.S. legislation.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

21.	CAPITAL DISCLOSURES

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

- to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern.

- to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

- to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of common shares and debt. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirement.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

22.	SEGMENT REPORTING

Geographical information relating to the Company’s activities is as follows:

Segments	Oregon	Michigan	Other	Services	Total
	$	$	$	$	$
Non-current assets other than financial instruments:
As at March 31, 2024	11,304,417	3,792,027	3,562,562	-	18,659,006
As at December 31, 2023	8,187,649	4,054,332	1,761,382	-	14,003,363

Three months ended March 31, 2024:
Net revenue	3,054,223	3,217,081	-	383,170	6,654,474
Gross profit	1,195,135	1,779,419	-	283,101	3,257,655
Gross profit before fair value adjustments	1,520,744	1,977,875	-	283,101	3,781,720

Three months ended April 30, 2023:
Net revenue	2,908,715	2,824,762	-	271,140	6,004,637
Gross profit	1,040,911	1,410,810	-	145,716	2,597,467
Gross profit before fair value adjustments	1,131,203	1,537,737	-	145,716	2,814,656

23.	NON-CONTROLLING INTERESTS

The changes to the non-controlling interest for the three months ended March 31, 2024, and the two months ended December 31, 2023, are as follows:

	March 31, 2024	December 31, 2023
	$	$
Balance, beginning of period	1,013,324	983,717
Non-controlling interest share of Canopy	26,018	29,607
Acquisition of 43.48% of West New York	600,000	-
Non-controlling interest share of West New York	4,710
Balance, end of period	1,644,052	1,013,324

23.1	Non-controlling Interest in Canopy

	March 31, 2024	December 31, 2023
	$	$
Current assets	4,708,147	4,521,194
Non-current assets	4,117,435	4,390,297
Current liabilities	2,233,052	2,275,147
Non-current liabilities	482,352	560,425
Net loss for the period attributed to non-controlling interest	26,018	29,607

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

In January of 2023, GR Unlimited exercised its option to acquire 87% of the membership units of Canopy from the CEO. Prior to this, ninety-six percent (96%) of Canopy was owned by officers and directors of the Company, and four percent (4%) was owned by a third party. Ownership by officers and directors, excluding the CEO, was pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan (Note 23.2), which total 3.5%. The CEO owned 92.5% of Canopy, which was analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which was and is equal to the Company’s 87% ownership of GR Michigan. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO.

23.2	Non-controlling Interest in West New York

	March 31, 2024	December 31, 2023
	$	$
Non-current assets	508,333	-
Net loss for the period attributed to non-controlling interest	4,710	-

24.	LEGAL MATTERS

On September 22, 2022, the SEC issued an Order Instituting Proceedings pursuant to Section 12(j) of 1934 Act, against the Company alleging violations of the 1934 Act, as amended, and the rules promulgated thereunder, by failing to timely file periodic reports. Section 12(j) authorizes the SEC as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the SEC finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the 1934 Act, as amended, or the rules promulgated thereunder. The Company has filed an answer to the Order Instituting Proceedings and is seeking a hearing in the matter. The Company is currently fully compliant with all of its filings, is vigorously defending itself in the matter, and is preparing to re-register its security if necessary.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

25.	SUBSEQUENT EVENTS

25.1	Warrants Acceleration

On March 1, 2024, the Company announced it has accelerated the expiry date of an aggregate of 23,270,249 common share purchase warrants comprised of the December Warrants, July Warrants and August Warrants. The Company issued the notice of acceleration required by the warrant certificates governing these warrants on March 1, 2024, thereby accelerating the expiry date to 90 days from the date of notice. As of April 10, 2024, all 23,270,249 common share purchase warrants were exercised for an aggregate of 23,270,249 common shares for aggregate gross proceeds of approximately US$4.7 million.

25.2	Canopy Buyout

On April 25, 2024, the Company announced that it has increased ownership in its Michigan operations from 52.2% to 80% in two transactions for total consideration of US$2.8M, with US$0.2M paid in cash and US$2.6M paid by way of 4 year sellers’ notes. Grown Rogue increased its ownership in Golden Harvests, the entity that controls its Michigan operations, operating out of an 80,000 sq ft facility that contains approximately 15,000 square feet of flowering bench space. We purchased the total remaining minority interest in Canopy for US$0.8M, which includes a 20% down payment in cash and monthly payments for a period of 4 years with an interest rate of 5.2% per annum. Additionally, the Company purchased 20% of the minority interest in Golden Harvests for US$2.0M, which includes minimum quarterly payments in cash for a period of 4 years. The transaction provides for a valuation of Golden Harvests at US$10.0M. All payments owing to the sellers are expected to be completed with cash on hand and cash generated from operations. The Company retains the option to acquire the remaining 20% of Golden Harvests at a fair market valuation.